UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Lamb, Maureen L
   3900 Balcom Road
   .
   .
   San Jose, CA  95148
2. Issuer Name and Ticker or Trading Symbol
   KLA-Tencor Corporation (KLAC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below) Vice President, Finance and Accounting
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     2,485          D  Direct

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $10.6300                                                                                08/31/08
(right to buy)
Non-Qualified Stock Option     $25.6300                                                                                01/22/09
(right to buy)
Non-Qualified Stock Option     $26.2500                                                                                11/10/10
(right to buy)
Non-Qualified Stock Option     $29.3100                                                                                10/02/11
(right to buy)
Non-Qualified Stock Option     $32.7500                                                                                04/04/11
(right to buy)
Non-Qualified Stock Option     $33.7500                                                                                10/27/09
(right to buy)
Non-Qualified Stock Option     $37.0500        11/08/02       A         3,750                                          11/08/12
(right to buy)
Non-Qualified Stock Option     $44.6875                                                                                08/13/10
(right to buy)

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   2,800                     2,800         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   688                       688           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,625                     5,625         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   22,500                    22,500        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   7,500                     7,500         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,334                     3,334         D   Direct
(right to buy)
Non-Qualified Stock Option     11/08/02  Common Stock                   3,750                     3,750         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   15,000                    15,000        D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Stuart J. Nichols
    For: Maureen L. Lamb
DATE 11/11/02